Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Campus Protein, Inc.
4840 Centennial Blvd
Nashville, TN 37209
https://campusprotein.com

Up to $1,069,997.92 in Common Stock at $4.24
Minimum Target Amount: $9,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Campus Protein, Inc.
Address: 4840 Centennial Blvd, Nashville, TN 37209
State of Incorporation: DE
Date Incorporated: July 12, 2012

Terms:

Equity

Offering Minimum: $9,997.92 | 2,358 shares of Common Stock
Offering Maximum: $1,069,997.92 | 252,358 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.24
Minimum Investment Amount (per investor): $245.92

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-Based Investment Incentives*</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the second week and receive 10% bonus shares.

Amount-Based Investment Incentives

Freshman | $250+

Invest $250+ and receive 1 Exclusive Campus Protein Shaker Bottle, 1 Campus Protein Sticker Pack, and a 10% Discount Code to the website.

Sophmore | $500+

Invest $500+ and receive 1 Exclusive Campus Protein Shaker Bottle, 1 Campus Protein Sticker Pack, 1 Exclusive Campus Protein Hat, and a $20 Gift Card to the website.

Junior | $1,000+

Invest $1,000+ and receive 1 Exclusive Campus Protein Shaker Bottle, Sticker Pack, Exclusive Campus Protein Hat, Free Private Line Supplement Item, $25 Gift Card, and 1 Year Membership of "CP Select" Free Shipping on all orders.

Senior | $2,500+

Invest $2,500+ and receive, 1 Exclusive Campus Protein Shaker Bottle, Sticker Pack, Exclusive Hat, Free Private Line Supplement, $50 Gift Card to the site, 1 Year of 20% OFF, 1 Year Membership of "CP Select" Free Shipping and 5% Bonus Shares.

Graduate | $5,000+

Invest $5,000+ and receive 1 Exclusive CP Shaker Bottle, Sticker Pack, Exclusive Hat, 1 Free Private Line Supplement, $100 Gift Card, 1 Year of 20% OFF, 1 Year Membership of "CP Select" Free Shipping, 1 free apparel item, and 10% Bonus Shares.

PhD | $10,000+

Invest $10,000+ and receive 1 Exclusive CP Shaker, Sticker Pack, Hat, Private Line Supplement, $100 Gift Card, Year of 20% OFF, Year Membership of "CP Select" Free Shipping, 1 free apparel item, help develop the next product flavor, 15% Bonus Shares.

Alumni | $25,000+

Invest $25,000+ and receive 1 Exclusive CP Shaker, Sticker Pack, Hat, Private Line Supplement, $100 Gift Card, Year of 20% OFF, Year Membership of "CP Select" Free Shipping, 1 free apparel item, fly to HQ to help R&D, 20% Bonus Shares.

*All perks occur when the offering is completed.

Investors will receive the highest single bonus they are eligible for among the bonuses

based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

The 10% StartEngine Owners' Bonus

Campus Protein, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $424. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Campus Protein, Inc. (CampusProtein.com) is a corporation organized under the laws of Delaware and is a platform for college students to buy their protein, vitamins, and other nutritional supplements. It was born out of a dorm room at Indiana University. Upon graduation, the founders took first place in a "shark tank-style" business competition and took home $100k to start the business, and began working on it full time in 2013.

The primary market for Campus Protein is college students hence the name. Its unique setup has hundreds of campus reps at colleges and universities across the United States who act as their sales representatives. These campus reps are paid a commission for each order. This allows Campus Protein to maintain a CAC under $15 as the Campus Rep only gets paid when they're a student. After graduation all of their customers are put into the "house account", and the campus rep no longer receives any commission.

Campus Protein is also structured as a technology and marketing company and stocks very little of its own inventory. It has built out proprietary technology, which connects its backend to the largest supplement distributors and pushes all orders to them. The technology figures out the best distributor to send each order to. Based on factors such as proximity to the customer and which distributor is offering the best pricing on a particular product. The system also figures out the most cost-effective shipping

method to choose, based on the proximity to the customer, the shipping rate is chosen, and rate shops automatically between all carriers.

Campus Protein has multiple revenue streams. The first being, the sale of the 3rd party products it sells on its platform. Additionally, the company has its own private line of products where margins reach upwards of 70%. Campus Protein also has a services piece of the business where it is able to monetize high-level data. As fast as the supplement industry is growing, it's changing just as quickly which is why the data is so valuable. Campus Protein sells the data which shows industry trends, best selling flavors, ingredients, and more to vendors it works with within the space. Other services Campus Protein offers is on-campus activations, where companies can pay to leverage the Campus Protein network of college reps to distribute their product. The company also offers in-box sampling. College students are a very sought after market and Campus Protein has direct access to them. Companies pay Campus Protein to put their flyer or samples into Campus Protein boxes.

Campus Protein also has a subscription program which has grown to 25% of overall sales.

The company has also built out technology that allows multiple items to be "stacked" together at a discounted price all while tracking inventory.

Campus Protein has also built out its own version of Amazon Prime called "CP Select". Where customers can pay $50 per year or $5 per month for unlimited free shipping.

Campus Protein has built out clubs: Energy Drink of the Month Club, Protein of the Month Club, Pre Workout of the Month Club, Blender Bottle of the Month Club.

Competitors and Industry

The global dietary supplements market size was valued at USD 151.9 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 8.9% from 2022 to 2030. (https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market)

Although there are no companies that directly market to college students, we consider anyone selling supplements a competitor. The largest in the space are: Bodybuilding.com, GNC, and Vitamin Shoppe. These company's have negelceted the college student for a long time. There is a true opportunity to own/win the college market as the TAM is huge and they have been chronically ignored.

Current Stage and Roadmap

Current Stage: Campus Protein has generated tens of millions of dollars in revenue since its inception, growing quickly as a key and trusted resource in the supplement space. Campus Protein has partnerships with strategic vendors as well as their own proprietary private line.

Future Roadmap: Campus Protein has no plans of slowing down. Over the next few

months, we plan on releasing new flavor extensions on our private line, establishing new strategic partnerships with key vendors in the space, and continuing to grow our product mix. Additionally, we will continue to onboard new campus reps as well as athletes and influencers to grow our reach. We are also working on new services that we will be monetized to new B2B customers as well as our existing book of business.

The Team

Officers and Directors

Name: Russell Saks

Russell Saks's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: July 16, 2012 - Present
  Responsibilities: Lead the long term vision and execute on day to day operations of the business. Russell currently spends 50 hours per week working for Campus Protein.

Other business experience in the past three years:

- **Employer:** BEAM be amazing
  Title: CEO
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Day to day operations. Russell Saks spends 30 hours per week in this role.

Name: Tarun Singh

Tarun Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer & Director
  Dates of Service: July 16, 2012 - Present
  Responsibilities: Leading all marketing initiatives.

Other business experience in the past three years:

- **Employer:** BEAM be amazing
  Title: CMO
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Marketing

Name: Michael Yewdell

Michael Yewdell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Sales Officer
  Dates of Service: July 16, 2012 - Present
  Responsibilities: Managing the campus rep program, vendors relationships, and anything that touches sales.

Other business experience in the past three years:

- **Employer:** BEAM be amazing
  Title: CSO
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Sales

Name: Alexandra Buller

Alexandra Buller's current primary role is with Parts Authority. Alexandra Buller currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Parts Authority
  Title: In House Counsel
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Performs legal responsibilities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, there is no market for the security of private companies, like the company. Accordingly, the valuation of private companies, especially startups like the company, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is what is referred to as "referred stock" subject to SEC limitations of transfer. This means, among other things, that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another player in the supplements industry which could provide investors with some

liquidity for their shares. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,997.92 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to revise our business plan and/or re-allocate portions of the net proceeds reserved for one category to

another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We are reliant on one main type of service. Our revenues are therefore dependent upon this primary type of service.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our new private line products. Delays or cost overruns in the development of our new private line products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and ceding your voting rights to the CEO through your voting proxy, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other supplement activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the

selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Campus Protein or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Campus Protein could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

There is no public market for our securities and there will be restrictions on the transferability of your interest.

There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.

The offering price of the Shares offered by us has been determined by us based on a

number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our partnerships, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.

The existing holders of our stock currently have, and likely/will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

There is no guarantee of a return on your investment.

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may Jose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses or have sufficient cash flow to make distributions or pay dividends to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

Your ownership of the Shares will be subject to dilution.

Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks

that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.
Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in an appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

Our proforma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.
Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further

inquiry of management to determine our historical financial position and performance and to better understand our prospects.

We are dependent upon certain key personnel.

We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of any of Russell Saks, Tarun Singh, or Michael Yewdell within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

We will need to build and retain our personnel infrastructure at all levels.

We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Pandemic Risk.

The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.

Costs associated with information security-such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud-could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systen1s and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the

compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company in the Future May Be Subject to Legal Proceedings and Litigation.

The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

The Chief Executive Officer currently splits time between working for Campus Protein and another company

Russell Saks, the CEO of Campus Protein, currently splits his time between his roles as CEO for Campus Protein and BEAM be amazing. Although Russell Saks currently spends 50 hours per week working at Campus Protein, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Russell Saks	1,680,000	Common Stock	47.52%
Tarun Singh	760,000	Common Stock	21.5%
Michael Yewdell	760,000	Common Stock	21.5%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 252,358 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,200,000 outstanding.

Voting Rights

One vote for each share of common stock held. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

There are currently 410,720 shares of Common Stock reserved for issuance under the company's stock option plan. These unissued shares are not part of the overall number of Common Stock shares outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However,

the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 150,000 with a total of 83,281 outstanding.

Voting Rights

Voting rights: Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

This preferred stock converts into a total of 335,284 shares of Common stock – this is 4X the number of preferred shares.

Preferential Dividend Treatment.

Preferential treatment in the event of Liquidation, Dissolution or Winding Up Certain Mergers and Consolidations and Assets.

Right to Convert.

Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $1.938675.

For additional information on the above-mentioned rights please refer to the attached Exhibit F

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities,

company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 83,821
  Use of proceeds: Technology, Working Capital
  Date: October 02, 2018

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,465,819, down compared to fiscal year 2020 revenue of $2,371,691. Although we believe our product demand has never been higher, our vendors are experiencing major supply chain issues and we were unable to meet demand in 2021 due to this. We believe these issues are temporary and are a result of the current climate due to COVID. The supplement industry specifically has been hit especially hard. Although all manufacturing happens in the US, almost all raw ingredients come from overseas. This has resulted in temporary price increases for goods, freight costs, and supply chain issues. Additionally, schools were extremely fragmented in 2021. Some had on-campus learning, some 100% virtual, and some had a hybrid model. As supply chain issues with our 3rd party vendors and private line subside we will be back in hyper-growth mode, opening new schools and releasing more private line products. Despite the pandemic, we have seen that the business model can withstand even the harshest environments.

Cost of sales

Cost of sales in 2021 was down $1,076,869, compared to costs of $1,438,554 in fiscal year 2020.

Gross margins

2021 gross profit was down to $388,950, compared to $933,137 in 2020 as a result of schools being shut down. As schools are now open, we continue to sell more private line products and book more service revenue and we anticipate gross margin

expansion.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Expenses in 2021 increased by $209,198 from 2020 as we hired more employees focusing on growing our athlete and rep program, as well as expanding our social media efforts. Additionally, there are annual depreciation and amortization expenses that typically are not found in a P&L that are added here as a standard practice for this accounting review.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We believe that historical cash flows will be indicative of the revenue and cash flows expected for the future.

Our goal is to increase our private line mix, open more schools, and book more service revenue all leading to increased revenue and cash flow in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 22, 2022, the Company has cash on hand, assets totaling $936,505, and access to a credit line of up to $1M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will help the company grow at a much more accelerated rate, with a focus on increased marketing efforts, working capital for more private line products, and R&D. However the funds are not critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the Company. The Company plans to use the funds to accelerate growth. Of the total funds our company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum fundraising goal.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If we raise the minimum, the company will continue to operate as it is not fully dependant on these funds.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, this will provide the Company the ability to grow at a much faster rate and we will continue to operate as the Company is not fully dependant on these funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No other addtional capital contributions have been considereted at this time.

Indebtedness

- **Creditor:** Chase
  Amount Owed: $83,275.00
  Interest Rate: 5.15%

- **Creditor:** E*TRADE Line of Credit
  Amount Owed: $130,000.00
  Interest Rate: 2.836%

- **Creditor:** Russell Saks
  Amount Owed: $190,768.00
  Interest Rate: 0.5%

Related Party Transactions

- **Name of Entity:** Russel Saks
  Relationship to Company: Director, Officer, 20%+ Owner
  Nature / amount of interest in the transaction: On January 23, 2018, Russel Saks, the company's founder, issued a Promissory Note in the amount of $190,768 to the company.
  Material Terms: The note bears an interest rate of 0.5% per annum and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current

Valuation

Pre-Money Valuation: $14,989,604.16

Valuation Details:

Campus Protein is a fast-growing supplement brand with the goal to have a presence on every major college campus in the US. The Company is in hyper-growth mode recruiting new influencers and reps to the team weekly. We have analyzed the track records for recent company sales and public fundraising information from companies in the space. This valuation doesn't include all of the traction that will be gained when colleges and universities are fully back open and operating.

Additionally, the Company's pre-money valuation was determined based on the analysis of the following factors:

1. Look back on the company's last valuation and growth since then

2. Upcoming innovations

3. New upcoming partnerships

4. Proprietary technology

5. Assets and IP Portfolio

Since our last round of funding, Campus Protein has grown sales, gross margins have expanded, private line sales have increased, more schools have been opened, and more strategic partnerships have been secured.

This valuation was set internally and does not include any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  40.0%
  Funds will be utilized for a variety of marketing expenses. Such as, recruiting more campus reps and brand athletes. As well as PR, social and digital advertising.

- *Inventory*
  20.0%
  Continue to build private line inventory to support demand from our existing customers as well as new ones.

- *Operations*
  36.5%
  The remaining funds will be used for operating expenses and working capital. Salaries and talent acquisition costs.

If we raise the over allotment amount of $1,069,997.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized for a variety of marketing expenses. Such as, recruiting more campus reps and brand athletes. As well as PR, social and digital advertising.

- *Inventory*
  20.0%
  Continue to build private line inventory to support demand from our existing customers as well as new ones.

- *Research & Development*
  10.0%
  New product development to continue growing our mix of proprietary private line products. Additionally, bring new innovative technology to the business to elevate the customer experience on the front-end and increase operational efficiencies on the backend.

- *Operations*
  26.5%
  The remaining funds will be used for operating expenses and working capital. Salaries and talent acquisition costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://campusprotein.com (https://campusprotein.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/campus-protein

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Campus Protein, Inc.

[See attached]

CAMPUS PROTEIN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Campus Protein, Inc.
Nashville, Tennessee

We have reviewed the accompanying financial statements of Campus Protein, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 20, 2022
Los Angeles, California

CAMPUS PROTEIN INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	15,663	$	34,374
Account receivables, net		38,763		114,214
Inventories		210,621		119,508
Prepaids and other current assets		652,068		465,455
Total current assets		**917,116**		**733,551**
Property and Equipment, net		95,549		12,208
Intangible assets		44,620		49,104
Security deposit		16,643		16,643
Total assets	**$**	**1,073,928**	**$**	**811,505**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	-	$	-
Credit cards		281,654		303,784
Shareholder loan		190,768		190,768
Current portion of Loan Payable		30,060		-
Line of Credit		575,455		213,275
Other current liabilities		9,363		4,840
Total current liabilities		**1,087,299**		**712,665**
Loan Payable		469,940		-
Total liabilities		**1,557,239**		**712,665**
STOCKHOLDERS EQUITY				
Common Stock		80		80
Preferred Stock		8		8
Additional Paid in Capital		552,787		552,787
Retained earnings/(Accumulated Deficit)		(1,036,186)		(454,035)
Total stockholders' equity		**(483,311)**		**98,840**
Total liabilities and stockholders' equity	**$**	**1,073,928**	**$**	**811,505**

See accompanying notes to financial statements.

CAMPUS PROTEIN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 1,465,819	$ 2,371,691
Cost of goods sold	1,076,869	1,438,554
Gross profit	388,950	933,137
Operating expenses		
General and administrative	724,653	522,876
Sales and marketing	321,514	314,093
Total operating expenses	1,046,167	836,969
Operating income/(loss)	(657,216)	96,168
Interest expense	20,287	6,341
Other Loss/(Income)	(95,352)	(114,700)
Income/(Loss) before provision for income taxes	(582,151)	204,527
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (582,151)**	**$ 204,527**

See accompanying notes to financial statements.

CAMPUS PROTEIN INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid in	earnings/	Total
(in , $US)	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Shareholders' Equity
Balance—December 31, 2019	**800,000**	**$ 80**	**83,821**	**$ 8**	**$ 652,787**	**$ (658,562)**	**$ (5,687)**
Capital distribution					**$ (100,000)**		(100,000)
Net income/(loss)	-	-	-	-	-	204,527	204,527
Balance—December 31, 2020	800,000	$ 80	83,821	$ 8	$ 552,787	$ (454,035)	**$ 98,840**
Net income/(loss)	-	-	-	-	-	(582,151)	(582,151)
Balance—December 31, 2021	**800,000**	**$ 80**	**83,821**	**$ 8**	**$ 552,787**	**$ (1,036,186)**	**$ (483,311)**

See accompanying notes to financial statements.

CAMPUS PROTEIN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(582,151)	$	204,527
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		11,647		3,052
Amortization of intangible assets		3,828		6,861
Changes in operating assets and liabilities:				
Account receivables, net		75,451		65,573
Inventories		(91,113)		17,102
Prepaid expenses and other current assets		(186,613)		(404,634)
Account payables		-		(130,774)
Credit cards		(22,130)		(40,035)
Other current liabilities		4,523		4,840
Security deposit		-		12,974
Net cash provided/(used) by operating activities		**(786,558)**		**(260,515)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(94,989)		(15,259)
Purchases of intangible assets		655		(23,918)
Net cash provided/(used) in investing activities		**(94,334)**		**(39,178)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		-		(100,000)
Borrowing on SBA loan		500,000		-
Borrowing on Line of Credit		362,181		-
Repayment of Line of Credit		-		213,275
Net cash provided/(used) by financing activities		**862,181**		**113,275**
Change in cash		(18,711)		(186,418)
Cash—beginning of year		34,374		220,792
Cash—end of year	**$**	**15,663**	**$**	**34,374**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	20,287	$	6,341
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Campus Protein, Inc. was founded on July 16, 2012, in the state of Delaware. The financial statements of Campus Protein, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashville, Tennessee

Campus Protein is an online that sells protein supplements and sport nutrition products.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5-7 years
Furniture and Equipment	5-7 years
Leasehold improvement	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website design costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Campus Protein Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its protein-based products and other nutrition products on its platform.

Cost of sales

Costs of goods sold include the cost of products costs sold, freight and delivery, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $321,514 and $314,093, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 210,621	$ 119,508
Total Prepaids and other current assets	**$ 210,621**	**$ 119,508**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 60,985	$ 17,412
Amount due from BEAM	591,083	448,043
Total Prepaids and other current assets	**$ 652,068**	**$ 465,455**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Gift Card Liability	$ 8,962	$ 4,840
Other current liability	401	
Total Other Current Liabilities	**$ 9,363**	**$ 4,840**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer Equipment	$ 1,856	$ 1,856
Furniture and Equipment	30,376	13,403
Leasehold improvement	78,017	
Property and Equipment, at Cost	**110,248**	**15,259**
Accumulated depreciation	(14,699)	(3,052)
Property and Equipment, Net	**$ 95,549**	**$ 12,208**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $11,647 and $12,208, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Website design	108,832	109,488
Intangible assets, at cost	**108,832**	**109,488**
Accumulated amortization	(64,212)	(60,384)
Intangible assets, Net	**$ 44,620**	**$ 49,104**

Amortization expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $3,828 and $6,861 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (3,828)
2023	(3,828)
2024	(3,828)
2025	(3,828)
Thereafter	(29,310)
Total	**$ (44,620)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 800,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 150,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 83,821 shares of Preferred Shares have been issued and are outstanding.

8. DEBT

Loans

During 2021, the Company entered into a SBA loan agreement in the amount of $500,000. The details of the Company's loan the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	2021	2051	$ 18,750	$ 18,750	$ 30,060	$ 469,940	$ 500,000
Total					$ 18,750	$ 18,750	$ 30,060	$ 469,940	$ 500,000

On February 7, 2022, the loan amount has been amended from $500,000 to $1,619,700, with a monthly payment of $8,078.

Line of Credit

The Company entered into a Line of Credit agreement with Chase Bank during fiscal year 2020. The credit facility size is $250,000. The interest rate is 6.25% daily periodic rate. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $235,455 and $83,275, respectively. The entire balance is classified as current.

On April 16, 2020, the Company entered into an E-trade Line of Credit and Security Agreement in the amount of $702,478. All credit advances will bear an interest rate of 2.87%. This Agreement will terminate (a) upon transmittal of a written request from borrower to bank and bank's written acceptance of such request, including through the website, or (b) at the bank's sole discretion upon notice to borrower. The total outstanding balances as of December 31, 2021, and December 31, 2020 were $340,000 and $130,000, respectively. The entire balance is classified as current.

Owner Loans

On January 23, 2018, Russel Saks, the owner, issued the Promissory Note to the Company. The details of the Note are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Russell Saks Promissory Note	$ 190,768	0.5%	01.23.2018	No due date	$ 954	$ 954	$ 190,768	$ -	$ 190,768	$ 954	$ 954	$ 190,768	$ -	$ 190,768
Total					$ 954	$ 954	$ 190,768	$ -	$ 190,768	$ 954	$ 954	$ 190,768	$ -	$ 190,768

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (163,002)	$ 57,268
Valuation Allowance	163,002	(57,268)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (45,169)	$ 117,833
Valuation Allowance	45,169	(117,833)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $161,319, and the Company had state net operating loss ("NOL") carryforwards of approximately $161,319. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On January 23, 2018, Russel Saks, the owner, issued a Promissory Note in the amount of $190,768 to the Company. The note bears an interest rate of 0.5% per annum and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The outstanding balance as of December 31, 2021, and December 31, 2020, was in the amount of $190,678.

During the past period, the company lent money to a company Beam, which is not in direct ownership of the Company, but it has similar ownership structure (a founder Russell Saks and two other big shareholders has ownership in both of two companies). No contract has been put in place. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loans borrowed to Beam amounted to $591,083 and $448,043 and classified under prepaid and other current assets in the balance sheet.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 4, 2021, the Company entered into a lease agreement with Stocking 51 Silos Partners, LLC to rent business premises in Nashville, Tennessee. The base rent starts from $5,278.5 per month and the lease ends on December 31, 2025. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	68,034
2023		69,746
2024		71,482
Thereafter		73,265
Total future minimum operating lease payments	$	**282,527**

Rent expenses were in the amount of $41,384 and $57,260 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 20, 2022, which is the date the financial statements were available to be issued.

On February 7, 2022, the loan amount has been amended from $500,000 to $1,619,700, with a monthly payment of $8,078.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CAMPUS PROTEIN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Campus Protein, Inc.
Nashville, Tennessee

We have reviewed the accompanying financial statements of Campus Protein, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 4, 2021
Los Angeles, California

Campus Protein, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 34,374	$ 220,792
Account receivables, net	114,214	179,787
Inventories	119,508	136,610
Prepaids and other current assets	465,455	60,821
Total current assets	**733,551**	**598,011**
Property and Equipment, net	12,208	-
Intangible assets	49,104	32,046
Security deposit	16,643	29,617
Total assets	**$ 811,505**	**$ 659,673**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ -	$ 130,774
Credit cards	303,784	343,819
Shareholder loan	190,768	190,768
Line of Credit	213,275	-
Other current liabilities	4,840	-
Total current liabilities	**712,665**	**665,360**
Total liabilities	**712,665**	**665,360**
STOCKHOLDERS EQUITY		
Common Stock	80	80
Preferred Stock	8	8
Additional Paid in Capital	552,787	652,787
Retained earnings/(Accumulated Deficit)	(454,035)	(658,562)
Total stockholders' equity	**98,840**	**(5,687)**
Total liabilities and stockholders' equity	**$ 811,505**	**$ 659,673**

See accompanying notes to financial statements.

Campus Protein, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	2,371,691	$	2,418,673
Cost of goods sold		1,438,554		1,435,300
Gross profit		933,137		983,373
Operating expenses				
General and administrative		522,876		664,297
Sales and marketing		314,093		205,178
Total operating expenses		836,969		869,475
Operating income/(loss)		96,168		113,898
Interest expense		6,341		5,529
Other Loss/(Income)		(114,700)		(319)
Income/(Loss) before provision for income taxes		204,527		108,688
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**204,527**	$	**108,688**

See accompanying notes to financial statements.

Campus Protein, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid in	earnings/ (Accumulated	Total Shareholders'
(in , $US)	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2018	**800,000**	**$ 80**	**83,821**	**$ 8**	**$ 652,787**	**$ (767,250)**	**$ (114,375)**
Net income/(loss)	-	-	-	-	-	108,688	108,688
Balance—December 31, 2019	800,000	$ 80	83,821	$ 8	$ 652,787	$ (658,562)	**$ (5,687)**
Capital distribution					$ (100,000)		**$ (100,000)**
Net income/(loss)	-	-	-	-	-	204,527	204,527
Balance—December 31, 2020	**800,000**	**$ 80**	**83,821**	**$ 8**	**$ 552,787**	**$ (454,035)**	**$ 98,840**

See accompanying notes to financial statements.

Campus Protein, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	204,527	$	108,688
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,052		-
Amortization of intangible assets		6,861		5,384
Changes in operating assets and liabilities:				
Account receivables, net		65,573		(147,079)
Inventories		17,102		10,889
Prepaid expenses and other current assets		(404,634)		(60,821)
Account payables		(130,774)		(191,519)
Credit cards		(40,035)		123,340
Other current liabilities		4,840		(81,800)
Security deposit		12,974		(12,492)
Net cash provided/(used) by operating activities		**(260,515)**		**(245,410)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(15,259)		-
Purchases of intangible assets		(23,918)		(28,274)
Net cash provided/(used) in investing activities		**(39,178)**		**(28,274)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		(100,000)		-
Repayment of Shareholer loan		-		(653)
Borrowing on Line of Credit		213,275		
Repayment of Line of Credit				(36,427)
Net cash provided/(used) by financing activities		**113,275**		**(37,080)**
Change in cash		(186,418)		(310,764)
Cash—beginning of year		220,792		531,556
Cash—end of year	**$**	**34,374**	**$**	**220,792**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,341	$	5,529
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Campus Protein, Inc. was founded on July 16, 2012 in the state of Delaware. The financial statements of Campus Protein, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashville, Tennessee

Campus Protein is an online superstore for selling of protein supplements and sport nutrition products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5-7 years
Furniture and Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Campus Protein, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets

if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its protein-based products and other nutrition products on its platform.

Cost of sales

Costs of goods sold include the cost of products costs sold, freight and delivery and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $314,093 and $205,178, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 4, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 119,508	$ 136,610
Total Prepaids and other current assets	$ 119,508	$ 136,610

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 17,412	$ 60,821
Amount due from BEAM	448,043	
Total Prepaids and other current assets	$ 465,455	$ 60,821

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Gift Card Liability	$ 4,840	$ -
Total Other Current Liabilities	$ 4,840	$ -

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computer Equipment	$ 1,856	$ -
Furniture and Equipment	13,403	-
Property and Equipment, at Cost	15,259	-
Accumulated depreciation	(3,052)	-
Property and Equipment, Net	$ 12,208	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 was in the amount of $12,208.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
Website design	109,488	85,569
Intangible assets, at cost	**109,488**	**85,569**
Accumulated amortization	(60,384)	(53,523)
Intangible assets, Net	**$ 49,104**	**$ 32,046**

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $6,861 and $5,384 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (6,861)
2022	(6,861)
2023	(6,861)
2024	(6,861)
Thereafter	(21,660)
Total	**$ (49,104)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of common shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 800,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 150,000 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 83,821 shares of preferred shares have been issued and are outstanding.

8. DEBT

Line of Credit

The Company entered into a Line of Credit agreement with the Chase Bank during fiscal year 2020. The credit facility size $85,000. The interest rate is 5.15% daily periodic rate. The total outstanding balance as of December 31, 2020 was $83,275. The entire balance is classified as current.

On April 16, 2020, the company entered into the E*TRADE Line of Credit and Security Agreement in the amount of $130,000. All Credit Advances will bear interest 2.836%. This Agreement will terminate (a) upon transmittal of a written request from Borrower to Bank and Bank's written acceptance of such request, including through the Website, or (b) at Bank's sole discretion upon notice to Borrower. The total outstanding balance as of December 31, 2020 was $130,000. The entire balance is classified as current.

Owner Loans

On January 23, 2018, Russel Saks, the owner, issued the Promissory Note to the company. The details of the Note are as follows:

| | | | | | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Russell Saks Promissory Note	$ 190,768	0.5%	1/23/2018	No due date	$ 954	$ 954	$ 190,768	$ -	$ 190,768	$ 954	$ 954	$ 190,768	$ -	$ 190,768
Total					$ 954	$ 954	$ 190,768	$ -	$ 190,768	$ 954	$ 954	$ 190,768	$ -	$ 190,768

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 57,268	$ 30,133
Valuation Allowance	(57,268)	(30,133)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (68,611)	$ (125,878)
Valuation Allowance	68,611	125,878
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $245,038, and the Company had state net operating loss ("NOL") carryforwards of approximately $245,038. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On January 23, 2018, Russel Saks, the owner, issued a Promissory Note in the amount of $190,768 to the company. The note bears an interest rate of 0.5% per annum and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 63,342
2022	68,034
2023	69,746
2024	71,482
Thereafter	73,265
Total future minimum operating lease payments	**$ 345,869**

Rent expense was in the amount of $ 57,260 and $ 71,689 as of December 31, 2020 and December 31, 2019, respectively.

<u>Contingencies</u>

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 4, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Campus Protein



Reasons to Invest

By students, for students

By Students. For Students.



THE PROBLEM

Student-focused health & wellness is a neglected niche

There is a large gap in the market for a health and wellness marketplace aimed at serving college students. Currently, online stores provide an overwhelming and confusing customer experience, while traditional retail stores are outdated and overpriced. Sales associates have a hard time relating to the needs of a college student. They tend to use pushy sales tactics to take advantage of an age group that is just learning about these products.

What Makes us Different?



WE'RE WHEY BETTER

1. Modernized, on trend brand
2. Private line of products designed and flavored for college students' taste
3. On the ground college sales reps with high level industry knowledge
4. Smart logic based sampling in each order to increase lifetime value sales

THE SOLUTION

Create an unbeatable experience with technology and an army of reps

Virtual/No Risk Inventory



JULY 1
JULY 3
JULY 31

What our unique algorithm does:

Campus Protein is structured as a technology and marketing company. Our proprietary technology uses an algorithm to optimize the entire customer journey from checkout to delivery.

THE MARKET

2.9 million potential new customers–Every. Single. Year.

4,800	Colleges in the U.S.
66%	of students use supplements
45%	of students participate in a fitness regimen
20M	Current College Students + growing each year

2.9M	Potential NEW Customers Each Year
	Because we focus on college students, we never run out of potential customers!

Now, we are not only making sales in every single state in the US, but worldwide.





U.S. Dietary Supplements Market
size, by product, 2018 - 2028 (USD Billion)
$112.3B
$146.8B
$239.4B
2018
2020
2022
2024
2026
2028
Tablets
Capsules
Powders
Gummies
Liquids
Others

Nostalgic and Unique Flavors, Made for Students!



Real Reviews of our Private Line



FUEL Pre-Workout
CP Carnitine
Pump Stim-Free Pre-Workout

TRACTION

Multiple streams of revenue

Current Profit Margins

3rd Party Products	45%
Campus Protein Private Line	70%
Services	90%
Subscriptions	7 figures recurring annually

Campus Protein Brand Partnerships



WHY INVEST

We have achieved 8 figure revenue growth already, with so much opportunity still ahead!

Follow us on Social Media!





Freshman $250
Sophomore $500
Junior $1,000
Senior $2,500
Graduate $5,000
CP PHD $10,000
Alumni $25,000



In the Press

FOX BUSINESS · SHOPIFY MASTERS · GWI. · iab. · HUFFPOST

SHOW MORE

Meet Our Team



Russell Saks
CEO & Director

Tarun Singh
CMO & Director

Michael Yewdell
COO

Alexandra Bufler
Director

Offering Summary

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker - Russell: hey did you know?

87% of Gen Z hits the gym at least 3 times a week, and 71% of the nation's nearly 20 million college students use some form of supplement.

Health and fitness matters to the Tiktok generation and we believe Campus Protein is one of the few companies that knows how to speak that language.

"Whats up."

Student: "Whats up."

Russell: See what I mean?

Campus Protein is an online marketplace for college students to buy their favorite proteins, vitamins, and other nutritional supplements. We partner with big brands like Monster, Gatorade, Celsius, and many more.

Everything we sell is chosen with the college student in mind. We even have our own private line of products with fun flavors like Baja Breeze and jello shot, with profit margins of over 70%!

Our main focus has always been the students, and that's equated to millions of dollars in lifetime sales and over 64% of compounded annualized growth.

We've had a lot of success, but truthfully, we've just scratched the surface, there are 5300 colleges campuses in the US and we've tapped into less than 5%, there is a lot of room to grow

You might be wondering, How do we do it?

Our salesforce is made up entirely of student reps and influencers who are trained on the products, and know them better than anyone else.

And Why students?

Let's be honest, students trust their classmates benching 225lbs, not faceless retail stores or websites run by space billionaires. Plus we get a fresh batch of customers to work with each year.

Testimonial piece:

Fitness is a big part of my lifestyle, my friends see the results and they're curious about what supplements I take.

Working as a Campus Protein rep makes it easy to share my favorite products, plus being able to earn something back for all the advice I give out is pretty sweet.

Russell: Exactly. Our community of reps around the nation learn from each other and provide invaluable feedback to make us better every day.

Now We've already done the heavy lifting, now it's time to focus on growth, furthering our partnerships and helping students everywhere achieve their goals, so come join the movement and let's shake things up!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

Page 1

        I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "CAMPUS PROTEIN, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER,

A.D. 2018, AT 1:03 O`CLOCK P.M.

        A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5183245 8100
SR# 20186798109

Authentication: 203477690
Date: 09-24-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:03 PM 09/24/2018
FILED 01:03 PM 09/24/2018
SR 20186798109 - File Number 5183245

FIRST CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
CAMPUS PROTEIN, INC.

Pursuant to Section 242
of the General Corporation Law of
the State of Delaware

Campus Protein, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Law of the State of Delaware, does hereby certify as follows:

Pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, the directors of the Corporation unanimously adopted resolutions setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, and written notice of such consent has been given to all stockholders who have not consented in writing to said amendments. The resolution setting forth the amendment is as follows:

RESOLVED: That Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the Article FOURTH set forth on Exhibit I hereto is inserted in lieu thereof.

IN WITNESS WHEREOF, the Corporation has caused this First Certificate of Amendment to be signed by its President this 24th day of September, 2018.

CAMPUS PROTEIN, INC.

By: /s/ Russell Saks
Russell Saks, President

EXHIBIT I

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $.0001 par value per share ("**Common Stock**"), and (ii) 150,000 shares of Preferred Stock, with $.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   **COMMON STOCK**

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   **PREFERRED STOCK**

150,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock as the case may be determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation

declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock, as the case may be, pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend payable on the Series A Preferred Stock. The **"Series A Original Issue Price"** shall mean $7.7547 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive an amount equal to the greater of (a) the Series A Original Issue Price plus any accrued but unpaid dividends and (b) the amount the holders of the Series A Preferred Stock would receive if, prior to liquidation, such holder had converted all Series A Preferred Stock into Common Stock plus any accrued but unpaid dividends (the amounts payable pursuant to this sentence is hereinafter referred to as the **"Series A Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

    (a) a merger or consolidation in which

        (i) the Corporation is a constituent party or

        (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (<u>provided that</u>, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below)

outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) above unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 above.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b) above, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, and (ii) if the holders of at least two thirds of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation) (the "Net Proceeds"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or any amounts owed to creditors.

2.3.3   Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

2.3.4   The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

2.4   Voting.

2.4.1   Generally. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class

2.4.2   Series A Director. For so long as the number of issued and outstanding shares of Series A Preferred Stock is at least five percent of the total issued and outstanding shares of voting capital stock of the Company on an as-converted, fully-diluted basis, the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series.

2.5   Series A Preferred Stock Protective Provisions. At any time when the number of issued and outstanding shares of Series A Preferred Stock is at least five percent of the total issued and outstanding shares of voting capital stock of the Company on an as-converted, fully-diluted basis, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(b) create, or authorize the creation of, any additional class or series of capital stock;

(c) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary who own less than 100,000 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization after the date hereof affecting such shares), in connection with the cessation of such employment or service;

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event or consent to any of the foregoing;

(e) enter into or be a party to any transaction with any director, officer or employee of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person, (other than transactions involving (i) salary, bonuses and standard employee benefits generally made available to all employees, (ii) the issuance of shares of Common Stock or Options (hereinafter defined) pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, and (iii) repurchases of stock from former employees, officers, or directors who performed services for the Corporation, in connection with the cessation of such employment or services) unless such transaction has received the prior approval of the Series A Director;

(f) hire, fire or increase the compensation of the Corporation's executive officers to an aggregate cash amount in excess of $200,000.00 per person, per year, including the granting of stock options, except to the extent approved by the Board, including the affirmative approval of the Series A Director;

(g) change the principal business of the Corporation, enter new line of business, or exit the current line of business, unless such change has received the prior approval of the Board, including the affirmative approval of the Series A Director;

(h) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(i) increase or decrease the authorized number of directors constituting the Board of Directors; or

(j) enter into or become a party to, or the subject of, a recapitalization transaction (including without limitation a merger or consolidation in which (i) the Corporation is a constituent party, or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation) in which shares of the Corporation's capital stock are purchased, redeemed or otherwise cancelled in such transaction(s) in

exchange for valuable consideration, unless in connection with such transaction the Series A Liquidation Amount is paid to the holders of Series A Preferred Stock.

> 2.5.2 <u>Termination of Protective Provisions</u>. The protective provisions set forth in Subsection 2.5.1 shall terminate upon a Qualified Public Offering.

3.   <u>Optional Conversion</u>.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

> 3.1   <u>Right to Convert</u>.

> 3.1.1   <u>Conversion Ratio</u>. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to \$7.7547. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

> 3.1.2   <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

> 3.2   <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

> 3.3   <u>Mechanics of Conversion</u>.

> 3.3.1   <u>Notice of Conversion</u>. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such

certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and cash as provided in Subsection 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted.

3.3.2   Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price.

3.3.3   Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

3.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

3.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4   Adjustments to Conversion Prices for Diluting Issues.

3.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "Series A Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c)   "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection 3.4.3 below, deemed to be issued) by the Corporation on or after the Series A Original Issue Date, other than the following shares of Common Stock, and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively "Exempted Securities"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7 or 3.8 below;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Corporation's 2018 Stock Incentive Plan or such other plan, agreement or arrangement approved by the Board of Directors of the Corporation including the Series A Director;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation; or

(vi)   securities issued solely in consideration for the acquisition (whether by merger or otherwise) by the Corporation or any of its subsidiaries of all or substantially all of the stock or assets of any other entity approved by the Board of Directors of the Corporation.

3.4.2 No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of

Common Stock if the Corporation receives written notice from the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of <u>Subsection 3.4.4</u> below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price, as the case may be, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price, as the case may be, as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this <u>clause (b)</u> shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the such Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) such Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of <u>Subsection 3.4.4</u> below (either because the consideration per share (determined pursuant to <u>Subsection 3.4.5</u> hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price, then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in

Subsection 3.4.3(a) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 3.4.4 below, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3).   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4   Adjustment of Conversion Prices Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share

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equal to CP₁ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP₁); and

     (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

     3.4.5   <u>Determination of Consideration</u>. For purposes of this <u>Subsection 3.4</u>, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

     (a)   <u>Cash and Property</u>: Such consideration shall:

      (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

      (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

      (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in <u>clauses (i)</u> and <u>(ii)</u> above, as determined in good faith by the Board of Directors of the Corporation.

     (b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 3.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing

      (i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

      (ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case

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of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of <u>Subsection 3.4.4</u> above then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock and the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

3.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 3.4, 3.6 or 3.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock, shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

3.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

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(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

4.   Mandatory Conversion.

4.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Corporation and at a price per share no less than 4x the Series A Original Issue Price (a "Qualified Public Offering") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of eighty percent (80%) of the then outstanding shares of Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

4.2   Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4. At the Mandatory Conversion Time, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series A Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the last sentence of this Subsection 4.2. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance

with the provisions hereof, together with cash as provided in <u>Subsection 3.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred.

    4.3 <u>Effect of Mandatory Conversion</u>. All shares of Series A Preferred Stock shall, from and after the Mandatory Conversion Time, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate at the Mandatory Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

   5. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Series A Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

   6. <u>Waiver.</u> Any of the rights of the holders of Series A Preferred Stock set forth herein may be modified, altered or waived by the affirmative consent or vote of the holders of shares of Series A Preferred Stock representing a majority of the votes represented by the shares of Series A Preferred Stock then outstanding considered as a single class, provided such waiver by its terms is equally applicable to the holders of the Series A Preferred Stock.

   7. <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.